EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-162546 on Form S-8 and to the use of our reports dated May 23, 2018 relating to the consolidated financial statements of Silvercorp Metals Inc. and its subsidiaries (“Silvercorp”) and the effectiveness of Silvercorps’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Silvercorp for the year ended March 31, 2018.

/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
June 22, 2018